

05040193

4-28-05

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ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/04 (MM/DD/YY) AND ENDING 1/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Butler,Larsen, Pierce & Company, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2175 North California Blvd Suite #610

(No. and Street)

Walnut Creek, California 94596

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R Kinkade 415-398-2540

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shipp, William Weldon

(Name — if individual, state last, first, middle name)

1964 Mountain Blvd Suite # 199 Oakland, Ca 94611

(Address) (City) (State) Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

5/2/05

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen R Kinkade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler, Larsen, Pierce & Company, Inc, as of January 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Financial Principal
Title

Notary Public


JAVAD FOROUZEH
Comm. # 1524170
NOTARY PUBLIC-CALIFORNIA
Marin County
My Comm. Expires Nov. 2, 2008

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me this 29th day of March, 2005
(month) (year)
By Stephen R. Kinkade
(notary)

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER LARSEN PIERCE & COMPANY, INC.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY SCHEDULES

For the year ended January 31, 2005

BUTLER LARSEN PIERCE & COMPANY, INC.
For the year ended January 31, 2005

TABLE OF CONTENTS

WILLIAM WELDON SHIPP
CERTIFIED PUBLIC ACCOUNTANT

DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611
(510) 339-8955

Independent Auditor's Report

Board of Directors
Butler Larsen Pierce & Company, Inc.

I have audited the accompanying statement of financial condition of Butler Larsen Pierce & Company, Inc., Inc. as of January 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler Larsen Pierce & Company, Inc., Inc. as of January 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I-IV is presented for the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Weldon Shipp

March 11,2005

BUTLER LARSEN PIERCE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2005

Assets

Cash	$ 326,366
Receivable from Clearing Organization (Note 3)	942,300
Receivable from Clients – failed to deliver	358,942
Commission Receivable	55,941
Office Furniture, equipment, net of accumulated depreciation of $102,481	8,756
Other Assets	27,081
Total Assets	$ 1,719,386

Liabilities and Stockholders' Equity

Payables to Clients	$ 358,245
Accounts payable and accrued liabilities	871,656
Income Taxes Payable	54,352
Liability Subordinated to Claims Of General Creditors	410,000
Total Liabilities	$ 1,694,253
Stockholders' Deficit:	
Common Stock, no par value: Authorized 500,00 shares, Issued and outstanding – 31,000 shares	$ 44,008
Retained Deficit	<18,875>
Total Stockholders' Equity	$ 25,133
Total Liabilities and Stockholders' Equity	$ 1,719,386

The accompanying notes are an integral part of these financial statements.

BUTLER LARSEN PIERCE & COMPANY, INC.
STATEMENT OF INCOME
For Year Ended January 31, 2005

Revenues	
Commissions	$ 5,748,730
Interest income	5,183
Other income	2,160
Total Revenues	$ 5,756,073
Expenses	
Employee compensation and related costs	$ 3,981,437
Securities clearance	247,701
Communications	587,265
Occupancy and equipment	267,441
Depreciation	13,200
Promotion, Travel / Entertainment & Dues	424,575
Professional services	94,699
Other	40,117
Interest expense	40,805
Total Expenses	5,697,240
Income <loss> before income taxes	58,833
Income taxes expense (Note 6)	54,000
Net Income	4,833
Net Income per share	$ .016

The accompanying notes are an integral part of these financial statements.

BUTLER LARSEN PIERCE & COMPANY, INC.
STATEMENT OF CASH FLOWS
For Year Ended January 31, 2005

Cash flows from operating activities:		
Net Income <loss> (see Footnote)	$	4,833
Adjustments to reconcile net income to net Cash provided by operating activities:		
Depreciation and amortization		13,200
Decrease in commission receivable		50,445
Increase in receivable from clients		<343,901>
Decrease in receivable from clearing organizations, including deposits		1,128,422
Decrease in other assets		0
Increase in payables to clients		347,971
Decrease in accounts payable and Accrued liabilities		<1,001,537>
Decrease in taxes payable		<6,000>
Net Cash inflows from Operating activities	$	193,433
Net increase (decrease) in cash	$	193,433
Cash balance Beginning of Year	$	132,933
Cash balance End of Year	$	326,366
Supplemental information:		
Income taxes paid	$	339,384
Interest paid	$	40,805

The accompanying notes are an integral part of these financial statements.

BUTLER LARSEN PIERCE & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For year ended January 31, 2005

	Common Stock	Retained Earnings	Stockholders' Equity
Beginning Balance January 31, 2004	$ 44,008	$ <23,708>	$ 20,300
Net Income <loss>	0	4,833	4,833
Balance January 31, 2005	$ 44,008	$ <18,875>	$ 25,133

The accompanying notes are an integral part of these financial statements.

BUTLER LARSEN PIERCE & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2005

Note 1) Organization

Butler Larsen Pierce & Company, Inc. (the Company) was incorporated on May 9, 1977, and is registered as a municipal securities broker under the Securities Exchange Act of 1934. The company has elected to be treated as a "municipal securities brokers' broker" pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule).

Note 2 Summary of Significant Accounting Policies

Office furniture, equipment, and software is depreciated using the straight line method over useful lives of five to seven years.

Securities transactions are recorded on a trade-date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the reported amount of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Note 3) Securities Transactions

The Company arranges simultaneous purchases and sales of municipal securities on behalf of its clients. Accordingly, any uncompleted transactions results in a client receivable which is principally offset by a client payable. Transactions effected through clearing organizations are reported on a net basis with such clearing organizations. Additionally the company maintains a $ 942,301 deposit with clearing organizations, which is included in receivable from clearing organization on the statement of financial condition.

Note 4) Subordinated Liabilities

Under the loan agreements with two stockholders, the Company borrowed a total of $410,000 on an unsecured loan, subordinated basis. Loans totaling $100,000 bear interest at prime plus 3.0% and are due in February 2007 and February 2008. Loans totaling $120,000 bear interest at prime plus 3.0 % and are due July 2007. Loans totaling $120,000 bear interest at prime plus 3% and are due February 2006. Loans totaling $70,000 bear interest at prime plus 3% and are due in July 2006. Because the loans are subordinated to the claims of general creditors, they qualify as capital for regulatory purposes.

Note 5) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. The Company has elected to compute its net capital (as defined) in accordance with paragraph (a) (8) of the Rule, which requires that net capital be no less than 6 2/3 % of aggregate indebtedness (as defined) but in no case less than $150,000. At

January 31, 2005 the Company's net capital was $399,296, which amount is $249,296 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. At January 31, 2005 the Company's net capital ratio was 2.32 to 1.

Note 6) Provision for Taxes on Income

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," issued in February 1992.

The income tax provision of $54,000 consists of $40,000 Federal and $14,000 State taxes assessed to the Company.

Note 7) Lease Obligation

The Company leases office space under non-cancelable leases. Rent expense for office space for the year ended January 31, 2005 was $227,337. At January 31, 2005, minimum future payments under non-cancelable office space lease agreements are as follows:

For year ended	Amount
January 31, 2006	$ 40,779
January 31, 2007	$ 40,980
January 31, 2008	$ 41,200
January 31, 2009	$ 41,310
January 31, 2010	$ 41,530
Total future minimum lease payments	$ 205,799

Note 8) Pension Plan

The Company has a defined contribution pension plan for employees after one year's service. The Company makes monthly contributions to the accounts of each eligible employee based on prescribed percentages of the participating employees' compensation. Employee accounts are self-directed by each employee. The contribution for the year ended January 31, 2005 was $167,081 all of which was paid by January 31, 2005.

FOCUS REPORT– PART II
As of January 31, 2005

Firm Name: BUTLER LARSEN PIERCE & COMPANY, INC. FIRM ID: 0073889

1	Total Ownership Equity (o/e)		$ 25,133
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		
4	Add:		
	a. Allowable subordinated liabilities		$ 410,000
	b. Other deductions or credits		
5	Total cap and allowable sub-loans		$ 435,133
6	Deductions &/or charges		
	a. Total non-allowable assets	$35,837	
	b. Aged fail to deliver		
	1. Number of items		
	Total deductions and /or charges		$ <35,837>
7	Other additions &/or allowable credits		
8	Net capital before haircuts		
9	Haircuts on securities:		
	a. Contractual commitments		
	b. Subordinated debt		
	c. Trading and investment sec:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	d. Undue concentration		
	e. Other – Money Market Fund		
10	Net Capital		$ 399,296

FOCUS REPORT – PART II
January 31, 2005

Firm Name: BUTLER LARSEN PIERCE & COMPANY, INC.

11	Minimum net capital required 6 2/3 % of AI	$ 61,733
12	Minimum dollar requirement	150,000
13	Net cap requirement (greater of Line 11 or 12)	150,000
14	Excess net capital (Line 10- Line 13)	249,296
15	Excess net capital @ 1000% (net cap – 10% of AI)	306,695
	Computation of Aggregate Indebtedness	
16	Total AI liability from Balance Sheet	926,007
17	Add: a. Drafts for immediate credit b. Market value of security borrowed where no equivalent value is paid or credited c. other unrecorded amounts	
19	Total Aggregate Indebtedness	926,007
20	Percentage of aggregate indebtedness to net capital	232
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals	232
	Other ratios	
29	Percentage of debt to debt-equity (15c#-1(d))	0

SCHEDULE II

BUTLER LARSEN PIERCE & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c#-3
January 31, 2005

An exemption for Rule 15c3-3 is claimed based upon section (k) (2) (i). The company acts exclusively as a municipal securities "brokers' broker" as defined in Rules 15c3-1 (a) (8) and has no customers as defined in the rule.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Not applicable

SCHEDULE III

BUTLER LARSEN PIERCE & COMPANY, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17a-5 (d) (4)
January 31, 2005

	Net Capital	Aggregate Indebtedness	Excess Net Capital
Focus Report as originally filed	$ 399,296	$ 926,007	$ 249,296
As filed with audited Financial statements	$ 399,296	$ 926,007	$ 249,296

BUTLER LARSEN PIERCE & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended January 31, 2005

Beginning Balance, February 1, 2004	$ 410,000
Increases	0
Decreases	0
Ending Balance January 31, 2005	$ 410,000

The accompanying notes are an integral part of these financial statements.

WILLIAM WELDON SHIPP
CERTIFIED PUBLIC ACCOUNTANT

DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611
(510) 339-8955

Independent Auditor's Report in Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Butler Larsen Pierce & Company, Inc.

I have examined the financial statements of Butler Larsen Pierce & Company, Inc. for the year ended January 31, 2005 and have issued my report thereon dated March 11,2005. AS part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Butler Larsen Pierce & Company, Inc. that I considered relevant to the objective stated in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11), I did not review the practices and procedures followed by the Company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures refereed to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a (5) (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Butler Larsen Pierce & Company, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at January 31, 2005 to meet the Commission's objectives.

This report in intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

William Weldon Shupp

March 11, 2005